Mail Stop 3561

May 11, 2010

Mr. John S. Lewis
Chief Executive Officer
Parks One, Inc.
11109 Oak Pond Circle
Charlotte, NC 2877

> **Re: Parks One, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **June 30, 2009**
> **File No. 000-52963**

Dear Mr. Lewis:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Brian K Bhandari
Branch Chief
Office of Beverages, Apparel and
Health Care Services